VIA EDGAR

December 18, 2018

Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Washington D.C. 20549

Attention: Joanna Lam and Craig Arakawa

Re: Hudbay Minerals Inc. (“the Company”); File No. 001-34244

Thank you for your comment letter dated November 21, 2018 with respect to a review of the Company’s Annual Report on Form 40-F for the Year Ended December 31, 2017. The Company hereby provides the response set forth below to the comment in the comment letter. For convenience, we have recited your comments in italicized text below with our response following in regular text.

Exhibit 99.2 - Consolidated Financial Statements for the Year Ended December 31, 2017
Note 4. New Standards; (b) IFRS15, Revenue from Contracts with Customers (“IFRS15”), page 38

Based on your disclosure under this heading and those at note 14 in your September 30, 2018 interim financial statements furnished in Form 6-K on November 1, 2018, we understand that as a result of adoption of IFRS15 you are no longer amortizing deferred revenue over only proven and probable reserves and are now including “the portion of mineral resources expected to be converted into mineral reserves over the life of the mine” in the amortization base. Please explain how this policy change was a direct result of your adoption of IFRS15 and quantify the impacts it has on your annual and most recent interim periods presented.

Management’s Response:

The Company acknowledges the Staff’s comment and notes to the Staff that the disclosure that is the subject of the Staff’s comment was erroneously included in its December 31, 2017 annual financial statements and September 30, 2018 interim financial statements and will be removed from future filings. Management has always considered mineral resources in addition to proven and probable reserves in its deferred revenue amortization calculation whether the calculation was made under IAS 18 or under new IFRS 15. IFRS 15 did not act to change the notion that management’s best estimate of mineralization, including resources, to be processed be utilized as the basis of the amortization rate. As such, the Company did not change its accounting policy in this area. As an estimate of resources has always been included in the amortization base, there is no quantifiable impact to any current or prior financial statements. The Company also notes that the impact of including resources beyond proven and probable reserves in its deferred revenue amortization calculation is not material to its current annual and most recent interim financial statements filed or furnished with the SEC, as applicable.

Yours very truly,

/s/ David S. Bryson
David S. Bryson
Senior Vice President and
Chief Financial Officer

cc.	Audit Committee, Hudbay Minerals Inc.
Kathleen Bell, Deloitte LLP